UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
MAM SOFTWARE GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
00210T102
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 00210T102

1	NAME OF REPORTING PERSON Richard H. Witmer, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 623,200
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 623,200
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (with rounding)
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 00210T102
ITEM 1(a).	NAME OF ISSUER: MAM SOFTWARE GROUP, INC., a Delaware corporation (the "Issuer")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Maple Park, Maple Court, Tankersley, Barnsley, UK S75 3DP
ITEM 2(a).	NAME OF PERSON FILING: This Statement on Schedule 13G (this "Statement") is filed by Richard H. Witmer, Jr.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 16 Fort Hills Lane, Greenwich, CT 06831
ITEM 2(c).	CITIZENSHIP: Mr. Witmer is a United States citizen.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001 per share (the "Common Stock")
ITEM 2(e).	CUSIP NUMBER: 00210T102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
Mr. Witmer is the owner of 623,200 shares of Common Stock.
(b) Percent of class:
5.1% (with rounding). The percentage is calculated based upon 12,220,264 shares of Common Stock issued and outstanding as of November 7, 2016, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

Mr. Witmer's beneficial ownership of more than 5% of the outstanding Common Stock resulted solely from a change in the aggregate number of shares of Common Stock outstanding. Since Mr. Witmer became the beneficial owner of more than 5% of the outstanding Common Stock as a result of an involuntary change in circumstances rather than an acquisition of securities, he is filing this Statement pursuant to Rule 13d-1(d).
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
623,200 shares of Common Stock.
(ii) shared power to vote or to direct the vote:
0 shares of Common Stock.
(iii) sole power to dispose or direct the disposition of:
623,200 shares of Common Stock.
(iv) shared power to dispose or to direct the disposition of:
0 shares of Common Stock.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION: Not applicable.

CUSIP No.: 00210T102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 11 2017	Richard H. Witmer, Jr. By: /s/ Richard H. Witmer, Jr. Name: Richard H. Witmer, Jr. Title: N/A
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).